EXHIBIT 99.1

Galapagos increases share capital through subscription right exercises

Mechelen, Belgium; 3 December 2021, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) announces a share capital increase arising from subscription right exercises.

Galapagos issued 22,600 new ordinary shares on 3 December 2021, for a total capital increase (including issuance premium) of €578,700.00.

Pursuant to the subscription right exercise program of Galapagos’ management board, members of the management board automatically are committed to exercise a minimum number of subscription rights, subject to certain conditions. In accordance with the rules of this program, one management board member exercised 5,000 subscription rights.

In accordance with Belgian transparency legislation1, Galapagos notes that its total share capital currently amounts to €354,582,005.11, the total number of securities conferring voting rights amounts to 65,552,721, which is also the total number of voting rights (the “denominator”), and all securities conferring voting rights and all voting rights are of the same category. The total number of rights (formerly known as warrants) to subscribe to not yet issued securities conferring voting rights is (i) 8,709,735 subscription rights under several outstanding employee subscription right plans, which equals 8,709,735 voting rights that may result from the exercise of those subscription rights, and (ii) one subscription right issued to Gilead Therapeutics to subscribe for a maximum number of shares that is sufficient to bring the shareholding of Gilead and its affiliates to 29.9% of the actually issued and outstanding shares after the exercise of the subscription right. Galapagos does not have any convertible bonds or shares without voting rights outstanding.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contacts

Investors:
Elizabeth Goodwin
VP Investor Relations
+1 781 460 1784

Sofie Van Gijsel
Senior Director Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Anna Gibbins
Senior Director Therapeutic Areas Communications
+44 7717 801900

Evelyn Fox
Director Executive Communications
+31 65 3591 999
communications@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any forward-looking statements in this document, unless specifically required by law or regulation.

1         Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market